UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 1-12984
EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(Full title of the plan)
EAGLE MATERIALS INC.
3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219
(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AT DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
AUDITED FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Eagle Materials Inc. Hourly Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Dallas, Texas
June 26, 2007

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$12,829,102	$10,670,447
Participant Loans	—	5,352

Net assets available for benefits, at fair value	12,829,102	10,675,799
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust (Note 2)	3,581	4,160

Net assets available for benefits	$12,832,683	$10,679,959

See accompanying notes to the financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions:
Participating Employers’ contributions	$612,606
Participant contributions	1,244,335
Rollovers	121,185
Interest in the Eagle Materials Inc. Plans Master Trust investment income	1,106,016
Interest income on participant loans	90

Total additions	3,084,232

Deductions:
Benefits paid to participants	1,130,722
Administrative expenses	37,169

Total deductions	1,167,891

Transfer from the Profit Sharing Plan of Western Aggregates LLC (Note 1)	266,239
Transfer to the Profit Sharing and Retirement Plan of Eagle Materials Inc.	(29,856)

Net increase in net assets available for benefits	2,152,724

Net assets available for benefits:
Beginning of year	10,679,959

End of year	$12,832,683

See accompanying notes to the financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements
December 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN
The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, established April 1, 1993 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administration Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
The Plan has three distinct types of eligible employees, (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the employer, as defined. Hourly employees of Mathews Ready Mix (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year in which they participate. Effective August 1, 2006, the Profit Sharing Plan of Western Aggregates LLC (“Western Aggregates Plan”) was merged into the Plan, and the total asset balance of the Western Aggregates Plan of $266,239 was transferred into the Plan on that date. The participants of the Western Aggregates Plan are now included in the category of employees who are eligible to participate in the employer profit sharing contributions.
A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Employer Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $44,000, whichever is less) for participant contributions and Participating Employers contributions.
Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2006 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $88,067 were used to reduce employer contributions remitted to the Plan for the plan year ended December 31, 2006.
Participants direct the investment of their accounts into various registered investment company funds, common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). Another fund, the Centex Common Stock Fund (CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.
Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.
Vesting
Participants’ Employer nondiscretionary matching contributions made prior to January 1, 2002 do not vest until the completion of five years of vesting service, as defined. For Employers’ nondiscretionary matching contributions made after December 31, 2001, the participant need only complete three years of vesting service, as defined.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Participants’ Employers’ discretionary profit sharing contributions do not vest until the completion of five years of vesting service, as defined.
Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.
Vesting (continued)
The Plan privides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:
•	Upon termination of service, if the present value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct the Trustee to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.
Participants are always fully vested in their participant contributions and related earnings.
Participant Loans
Loans by participants are not permitted, except that prior to January 2003, participants from Republic were allowed to obtain loans against their vested account balances. Republic participants could borrow up to 50% of the vested portion of their accounts, not in excess of $50,000, with such loans collateralized by participant accounts. Interest on outstanding loans was at a rate that approximated market rates and was repayable to the Plan within five years. All outstanding loans were repaid during 2006.
Distributions
In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Termination of the Plan
Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments All of the Plan’s investments, except for participant loans, are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee) which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing prices of the common stocks on their primary exchange. The short-term cash positions of the unitized stock fund are recorded at cost, which approximates fair value. Investments in the common/collective trust fund are stated at fair value as determined by the issuer based on the fair value of the underlying assets in such trust, then adjusted by the issuer to contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals, and less administrative expenses.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2006, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.
Participant Loans
Participant loans were recorded at carrying value, which approximated fair value.
Distributions to Participants
Distributions to participants are recorded when paid.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include fully benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. Adoption of the FSP has no effect on the statement of changes in net assets available for benefits.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan is currently evaluating FAS 157’s impact on its financial statements.
NOTE 3. INTEREST IN THE MASTER TRUST
The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2006 and 2005, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)

	2006		2005
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Registered Investment Companies
Dreyfus Founders Discovery Class F Fund	$—	—	$317,490	18.8%
TCW Select Equities Class N Fund	124,011	58.6%	127,606	62.8%
Baron Small Cap Fund	90,529	16.3%	—	—
JPMorgan Diversified Mid Cap Growth Class A Fund	2,071,483	32.1%	1,731,037	32.0%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	652,087	16.7%	332,016	15.3%
Fidelity Low-Priced Stock Fund	4,835,202	15.7%	4,081,494	15.8%
Fidelity Equity-Income II Fund	1,645,113	25.3%	1,326,296	22.8%
Fidelity Diversified International Fund	3,530,476	15.3%	2,283,825	13.9%
Fidelity Dividend Growth Fund	2,294,191	29.0%	1,773,710	27.7%
Fidelity Freedom Income Fund	439,833	5.9%	65,914	13.4%
Fidelity Freedom 2000 Fund	7,439,495	48.9%	7,337,106	49.8%
Fidelity Freedom 2010 Fund	6,623,238	16.3%	5,807,289	16.5%
Fidelity Freedom 2020 Fund	7,353,390	17.3%	6,032,084	13.0%
Fidelity Freedom 2030 Fund	1,512,822	46.3%	760,874	39.6%
Fidelity Freedom 2040 Fund	916,627	50.6%	417,858	45.6%
Spartan Extended Market Index Fund	1,906,348	11.7%	1,657,559	8.7%
Spartan U.S. Equity Index Fund	4,892,875	9.6%	4,659,772	8.3%
Fidelity U.S. Bond Index Fund	1,803,889	23.3%	1,736,652	23.8%

	48,131,609		40,448,582

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	4,971,493		5,032,134
Interest-Bearing Cash Equivalent	130,696		115,873

	5,102,189	18.0%	5,148,007	18.1%

Centex Common Stock Fund
Centex Common Stock	707,820		1,036,212
Interest-Bearing Cash Equivalent	6,415		10,410

	714,235	2.3%	1,046,622	2.6%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	2,504,981	14.2%	2,230,990	16.4%
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,213	14.2%	25,328	16.4%

	2,530,194		2,256,318

	$56,478,227		$48,899,529

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2006, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation) in			Share in Net
	Fair Value of	Interest and	Net Investment	Investment
	Investments	Dividends	Income/(Loss)	Income/(Loss)

Dreyfus Founders Discovery Class F Fund	$3,784	$—	3,784	35.9%
TCW Select Equities Class N Fund	(7,700)	1,118	(6,582)	60.4%
JPMorgan Diversified Mid Cap Growth Class A Fund	(135,438)	327,198	191,760	33.1%
Baron Small Cap Fund	(789)	3,054	2,265	52.1%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	11,811	48,001	59,812	17.5%
Fidelity Low-Priced Stock Fund	303,011	420,795	723,806	15.5%
Fidelity Equity-Income II Fund	82,596	108,921	191,517	24.4%
Fidelity Diversified International Fund	334,129	253,943	588,072	14.2%
Fidelity Dividend Growth Fund	190,835	87,583	278,418	28.4%
Fidelity Freedom Income Fund	4,119	12,798	16,917	5.5%
Fidelity Freedom 2000 Fund	155,031	332,238	487,269	48.8%
Fidelity Freedom 2010 Fund	232,778	325,598	558,376	16.3%
Fidelity Freedom 2020 Fund	334,008	395,842	729,850	16.2%
Fidelity Freedom 2030 Fund	63,235	77,700	140,935	44.7%
Fidelity Freedom 2040 Fund	37,014	47,041	84,055	48.8%
Spartan Extended Market Index Fund	180,514	73,624	254,138	10.2%
Spartan U.S. Equity Index Fund	587,832	87,826	675,658	8.9%
Fidelity U.S. Bond Index Fund	(9,523)	75,122	65,599	25.3%
Eagle Materials Common Stock Fund	355,545	—	355,545	14.6%
Centex Common Stock Fund	(226,713)	—	(226,713)	2.6%
Fidelity Managed Income Portfolio	(1,999)	99,695	97,696	11.3%

	$2,494,080	$2,778,097	$5,272,177

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 4. INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE 5. RELATED PARTY TRANSACTIONS
Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the Eagle Materials Common Stock Fund are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

December 31,
2006

Net assets available for benefits per the financial statements	$12,832,683
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(3,581)

Net assets available for benefits per Form 5500	$12,829,102

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to the Financial Statements (continued)
December 31, 2006
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, (continued)
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

December 31,
2006

Net increase in net assets available for benefits per the financial statements	$2,152,724
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(3,581)

Net increase in assets available for benefits per Form 5500	$2,149,143

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
NOTE 7. SUBSEQUENT EVENTS
On April 21, 2007, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $614,514, net of forfeitures of $30,000, which was remitted to the Master Trust in April 2007.
Effective January 1, 2007, the Plan was amended as follows:
For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contribution, and participants with 5 or more years of vesting service will be 100% vested.
For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.
If a participant terminates service and at the time of such termination, the present value of the participant’s vested account balance is zero, the participant will be deemed to have received a distribution of such vested benefit as of the last day of the Plan year in which he/she incurs a break in service.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 29, 2007	By:	/S/ ARTHUR R. ZUNKER, JR.
Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBIT
Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith